

03051987



RECEIVED
NOV 26 2003
181
PROCESSING
SECTION
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-02 (MM/DD/YY) AND ENDING 9-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGMA Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2766 Electric Road, Suite B
(No. and Street)

Roanoke (City) Virginia (State) 24018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J Potter, Jr 540-989-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company
(Name – *if individual, state last, first, middle name*)

4419 Pheasant Ridge Rd, (Address) Suite 300 (City) Roanoke, Virginia (State) 24014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J Potter, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGMA Investments, Inc, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Ruth L. Brown
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
September 30, 2003 and 2002

Sigma Investments, Inc.

Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

Sigma Investments, Inc.

Contents

	Page
Report of Independent Auditors	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income and Retained Earnings	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 6
Compliance Reports	
Report of Independent Auditors on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	7 - 8
Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Supplementary Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10


Goodman & Company

CPAs ○ Specialized Services ○ Financial Planning

Report of Independent Auditors

Board of Directors and Stockholder
Sigma Investments, Inc.

We have audited the accompanying statements of financial condition of ***Sigma Investments, Inc.*** (Company) as of September 30, 2003 and 2002, and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Sigma Investments, Inc.*** as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company

Roanoke, Virginia
November 3, 2003

4419 Pheasant Ridge Road, Suite 300, Roanoke, VA 24014-5267
ph: 540.989.6144 fax: 540.989.6613 www.goodmanco.com

Sigma Investments, Inc.

Statements of Financial Condition

September 30,	2003	2002
Assets		
Cash and cash equivalents	$ 10,671	$ 11,976
Commissions receivable	2,004	3,832
Warrants - not readily marketable, at estimated fair value	2,475	3,300
	$ 15,150	$ 19,108
Liabilities and Stockholder's Equity		
Accrued management fees	$ 1,180	$ 3,832
Other accrued liabilities	-	1,511
Total liabilities	1,180	5,343
Stockholder's equity		
Common stock, no par value; 5,000 shares outstanding	12,000	12,000
Retained earnings	1,970	1,765
Total stockholder's equity	13,970	13,765
	$ 15,150	$ 19,108

The accompanying notes are an integral part of these financial statements.

Sigma Investments, Inc.

Statements of Income and Retained Earnings

Years Ended September 30,	2003	2002
Revenues		
Commission and advisory fees - mutual funds	$ 27,391	$ 34,047
Commission and advisory fees - insurance	815	14,448
Commission and advisory fees - annuities	21,797	113
Commission and advisory fees - pensions	169	-
Interest income	62	147
Total revenue	50,234	48,755
Operating expenses		
Management fees	26,199	24,407
Agent commissions	9,665	15,041
Professional fees	8,283	6,173
Licenses and dues	4,094	2,003
Office supplies	-	800
Amortization	825	-
Insurance	960	-
Total operating expenses	50,026	48,424
Income from operations	208	331
Income tax expense	3	50
Net income	205	281
Retained earnings - beginning of year	1,765	1,484
Retained earnings - end of year	$ 1,970	$ 1,765

The accompanying notes are an integral part of these financial statements.

Sigma Investments, Inc.

Statements of Cash Flows

Years Ended September 30,	**2003**	**2002**
Cash flows from operating activities		
Net income	$ 205	$ 281
Adjustments to reconcile to net cash from operating activities:		
Amortization	825	-
Change in:		
Commissions receivable	1,828	(2,910)
Income tax refunds receivable	-	96
Accrued management fees	(2,652)	3,140
Other accrued liabilities	(1,511)	1,511
Net cash from operating activities	(1,305)	2,118
Net change in cash and cash equivalents	(1,305)	2,118
Cash and cash equivalents - beginning of year	11,976	9,858
Cash and cash equivalents - end of year	$ 10,671	$ 11,976
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$ 3	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Activities

Sigma Investments, Inc. (Company) located in Roanoke, Virginia, was formed in 1998, and is a broker and dealer registered with the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

Revenue Recognition

Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences; however there are no significant temporary differences.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company mitigates this risk by placing its cash and cash equivalents with high credit quality financial intermediaries.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Parties

The Company is provided certain management and bookkeeping services by an affiliated company related through common ownership and control. Management fees of $26,199 and $24,407 were incurred for 2003 and 2002, respectively.

4. Income Taxes

The components of income tax expense are:

	2003	2002
Federal	$ -	$ 40
State	3	10
	$ 3	$ 50

5. Disclosures About Fair Value of Financial Instruments

The following assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate fair value.

Cash and Cash Equivalents, Trade Receivables, Accounts Payable, and Notes Payable

Based on the short maturity of those instruments, the carrying amount approximates fair value.

6. Warrants

The Company purchased 300 warrants of the National Association of Security Dealers, Inc. The rights are exercisable in four equal tranches. Each tranche is exercisable for a one-year period beginning June 28, 2002. Each subsequent tranche becomes exercisable following expiration of the immediately preceding tranche. Due to the lack of an active market, cost is considered to approximate fair value.

7. Net Capital Requirement

The Company is subject to the net capital rule of the Securities and Exchange Commission (SEC). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds fifteen (15) times its net capital, as defined by Rule15c3-1 of the SEC.

As of September 30, 2003 and 2002, the Company maintained net capital of $13,967 and $13,765, respectively, which exceeds its net capital requirement by $7,967 and $7,765 at those respective dates.

* * * * *


Goodman & Company

CPAs ○ Specialized Services ○ Financial Planning

Report of Independent Auditors On Internal Control Structure Required By Rule 17a-5 Of The Securities and Exchange Commission

Board of Directors and Stockholder
Sigma Investments, Inc.

We have audited the financial statements of ***Sigma Investments, Inc.*** (the "Company") as of September 30, 2003, and have issued our report thereon dated November 3, 2003. In planning and performing our audit of the financial statements of ***Sigma Investments, Inc.*** for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

4419 Pheasant Ridge Road, Suite 300, Roanoke, VA 24014-5267
ph: 540.989.6144 fax: 540.989.6613 www.goodmanco.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemptive provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.



Roanoke, Virginia
November 3, 2003


Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

Report of Independent Auditors On Supplementary Information Required By Rule 17a-5 of The Securities and Exchange Commission

Board of Directors and Stockholder
Sigma Investments, Inc.

We have audited the accompanying financial statements of ***Sigma Investments, Inc.*** as of and for the year ended September 30, 2003, and have issued our report thereon dated November 3, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company

Roanoke, Virginia
November 3, 2003

4419 Pheasant Ridge Road, Suite 300, Roanoke, VA 24014-5267
ph: 540.989.6144 fax: 540.989.6613 www.goodmanco.com

Sigma Investments, Inc.

Supplementary Schedule of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30,	2003	2002
Net Capital		
Total stockholder's equity	$ 13,970	$ 13,765
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total allowable capital and subordinated liabilities	13,970	13,765
Deductions:		
Non-allowable assets		
Furniture and equipment	-	-
Receivables over 30 days outstanding	-	-
Other assets	-	-
Net capital before haircuts on securities positions	13,970	13,765
Haircut on trading stocks	(120)	-
Net capital	$ 13,850	$ 13,765
Statement of changes in ownership equity		
Balance - beginning of period	13,765	13,484
Net income	205	281
Balance - end of period	13,970	13,765
Reconciliation of net capital		
Net capital as reported in Company's Part II (unaudited) FOCUS report	13,970	13,861
Net audit adjustments	-	(96)
Net capital per above	13,970	13,765
Adjustments from year end audit		
Amortization expense	(825)	-
Interest income	-	5
Income tax expense	-	(101)
Commission and advisory fees	2,005	11,131
Management fees	(1,180)	(11,131)
	$ -	$ (96)

The accompanying notes are an integral part of these financial statements.